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03 DEC 19 AM 7:21

Registration No. 4154

82-4154

SUPPL

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

03045263

Datum *Date*	17. 12. 2003		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Announcement

Dear Sirs,

We are sending you Announcement of accession of the Czech Republic to the European Union.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Yours Sincerely,

Florková

Sylva Floriková
Director of Compliance

Komercni banka, a.s.
Prague 1, Na Prikope 33, building identification number 969, post code 114 07,
Identification Number 45317054

NOTICE

Komerčni banka announces, that in the framework of the procedure provided for by the Accession Treaty, the Czech Republic has notified the European Commission of the measures granted by the Czech state to Komerčni banka before accession in the framework of its restructuring and privatisation. 16th December the European Commission announced that none of the measures notified by the Czech authorities in favour of Komerční banka are applicable after accession of the Czech Republic to the European Union. This means that the European Commission will not review these measures further.

Komerční banka, a.s.